Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263798

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus dated June 1, 2022)

UP TO 19,354,059 SHARES OF COMMON STOCK

ISSUABLE UPON EXERCISE OF WARRANTS

UP TO 96,941,181 SHARES OF COMMON STOCK

UP TO 4,450,000 WARRANTS TO PURCHASE COMMON STOCK

This prospectus supplement supplements the prospectus dated June 1, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-263798), as amended. This prospectus supplement is being filed solely to update and supplement the selling securityholders table in the Prospectus to reflect certain transfers or other assignments of shares of our common stock, $0.0001 par value per share (the “common stock”), beneficially owned by Supernova Partners II LLC (the “Sponsor”) to certain additional selling securityholders identified herein. The information with regard to the other selling securityholders is unchanged from the information contained in the Prospectus.

The Prospectus and this prospectus supplement relates to the issuance by us of up to an aggregate of 19,354,059 shares of our common stock, $0.0001 par value per share (the “common stock”) consisting of (i) 4,450,000 shares of common stock issuable upon the exercise of 4,450,000 warrants (the “private placement warrants”) originally issued in a private placement in connection with the initial public offering (the “IPO”) of Supernova Partners Acquisition Company II, Ltd., a Cayman Islands exempted company (“Supernova”), by the holders thereof, (ii) 8,624,972 shares of common stock issuable upon the exercise of 8,624,972 warrants (the “public warrants” and, together with the private placement warrants, the “warrants”) originally issued in the IPO by holders thereof, and (iii) 6,279,087 shares of common stock issuable upon the exercise of warrants assumed by us and converted into warrants to purchase common stock (the “Rigetti assumed warrants”) in connection with the Business Combination (as defined below). We will receive the proceeds from the exercise of any warrants and any Rigetti assumed warrants for cash.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in this prospectus supplement or their permitted transferees (the “selling securityholders”) of up to (i) 96,941,181 shares of common stock consisting of (a) 10,251,000 shares of common stock purchased by subscribers at a price of $10.00 per share and 4,390,244 shares of common stock purchased by subscribers at a price of $10.25 per share in private placements pursuant to separate subscription agreements, (b) 8,625,000 shares of common stock (the “Founder Shares”) originally purchased by Supernova Partners II LLC (“Supernova Sponsor”) for $25,000, or for approximately $0.004 per share, in a private placement in connection with the IPO, including 3,059,273 Founder Shares subject to vesting and forfeiture (the “Sponsor Vesting Shares”), (c) 4,450,000 shares of common stock issuable upon exercise of the private placement warrants, (d) 2,446,716 shares of common stock issuable pursuant to the exercise of Rigetti assumed warrants, which Rigetti assumed warrants have a weighted average exercise price of $0.6628 per share, (e) 6,226,065 shares of common stock issuable upon exercise of outstanding options, which have an exercise price of $0.272 per share, (f) 6,288,369 shares of common stock issuable in connection with the vesting and settlement of outstanding restricted stock units, which were assumed by and converted into restricted stock awards for common stock in connection with the Business Combination based on an acquiror share value of $10.00 per share and (g) 54,263,787 shares of common stock issued in connection with the Business Combination as merger consideration at an acquiror share value of $10.00 per share, and (ii) up to 4,450,000 private placement warrants, which were purchased by Supernova Sponsor at a price of $2.00 per warrant. We will not receive any proceeds from the sale of shares of common stock or warrants by the selling securityholders pursuant to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

Our common stock and public warrants are listed on the Nasdaq Capital Market under the symbols “RGTI” and “RGTIW,” respectively. On August 17, 2022, the last reported sales price of our common stock was $5.23 per share and the last reported sales price of our public warrants was $0.77 per warrant.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors“ beginning on page 16 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 18, 2022.

SELLING SECURITYHOLDERS

The following information is provided as of August 18, 2022 to update and supplement the selling securityholders table in the Prospectus to (i) reflect transfers by the Sponsor of an aggregate of (a) 8,418,000 shares of common stock and (b) 4,450,000 warrants previously held by it, as a result of a distribution to its members (the “Distribution”).

For clarity, the shares received by the selling securityholders identified below, as a result of the Distribution, remain subject to restrictions on the transfer of such shares that otherwise may be sold from time to time pursuant to the registration statement of which this prospectus supplement forms part. See the sections entitled sections entitled “Certain Relationships and Related Party Transactions—Sponsor Support Agreement” and “Description of Securities—Lock-Up Provisions in Bylaws” for further discussion.

The table below sets forth, for each selling securityholders, the name, the number of shares of common stock and warrants beneficially owned, the maximum number of shares of common stock and warrants that may be offered pursuant to this prospectus supplement and the number of shares of common stock and warrants that would be beneficially owned after the sale of the maximum number of shares of common stock and warrants. Where the name of a selling securityholders identified in the table below also appears in the table in the Prospectus, the information set forth in the table below regarding that selling securityholders supersedes and replaces the information regarding such selling securityholders in the Prospectus.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling securityholders have sole voting and investment power with respect to all shares of common stock and warrants that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the selling securityholders, no selling securityholder is a broker-dealer or an affiliate of a broker dealer.

Except as set forth in the footnotes below, the address of each selling securityholder is 775 Heinz Avenue, Berkeley, CA 94710.

Please see the section titled “Plan of Distribution” for further information regarding the selling securityholder’s method of distributing these shares.

	Shares of Common Stock				Warrants to Purchase Common Stock
Name	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering	Number Beneficially Owned Prior to Offering	Number Registered For Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering
Ancient 1604 II LLC (f/k/a Saturn Guarantor LLC)(1)	2,430,155	2,430,155	—	—	1,212,625	1,212,625	—	—
Dos Spacitos LP(2)	2,777,940	2,777,940	—	—	1,468,500	1,468,500	—	—
Michael S. Clifton(3)	1,114,750	1,114,750	—	—	556,250	556,250	—	—
Palmetto Advisors II LLC(4)	2,293,905	2,293,905	—	—	1,212,625	1,212,625	—	—

*	Represents less than 1%.
(1)

Consists of (i) 136,250 shares of common stock issued in the PIPE Financing and (ii) 2,293,905 Founder Shares and (iii) 556,250 shares of common stock issuable upon exercise of the private placement warrants and 556,250 private placement warrants, each of which were received by Ancient 1604 II LLC (f/k/a Saturn Guarantor LLC) in connection with a liquidating pro rata distribution by the Sponsor. Alexander Klabin is the manager of Klabin Descendants Delaware Trust LLC, which is the sole member of Ancient 1604 LLC. Mr. Klabin was a member of the Supernova Board prior to the Business Combination.

The Founder Shares include (i) 675,528 Sponsor Vesting Shares that will only vest if, during the five year period following the Closing, the volume weighted average price of common stock equals or exceeds $12.50 for any twenty trading days within a period of thirty consecutive trading days, and (ii) 158,124 Sponsor Vesting Shares that will only vest if, during the five year period following the Closing, the volume weighted average price of common stock equals or exceeds $15.00 for any twenty trading days within a period of thirty consecutive trading days. Any such shares that remain unvested after the fifth anniversary of the Closing will be forfeited.

(2)

The shares and warrants reflected as beneficially owned prior to the offering were received by Dos Spacitos LP in connection with a liquidating pro rata distribution by the Sponsor. Spencer Rascoff is the manager of Dos Spacitos LP, which is the sole member of Dos Spacitos LP. The address of this entity is 4301 50th Street NW, Suite 300 PMB 1044, Washington D.C., 20016.

Includes 818,070 Sponsor Vesting Shares that will only vest if, during the five year period following the Closing, the volume weighted average price of common stock equals or exceeds $12.50 for any twenty trading days within a period of thirty consecutive trading days, and (ii) 191,490 Sponsor Vesting Shares that will only vest if, during the five year period following the Closing, the volume weighted average price of common stock equals or exceeds $15.00 for any twenty trading days within a period of thirty consecutive trading days. Any such shares that remain unvested after the fifth anniversary of the Closing will be forfeited.

(3)	Mr. Clifton is a member of the Board.

Consists of (i) 62,500 shares of common stock issued in the PIPE Financing and (ii) 1,052,250 Founder Shares received by Mr. Clifton in connection with a liquidating pro rata distribution by the Sponsor. The Founder Shares include (i) 309,875 Sponsor Vesting Shares that will only vest if, during the five year period following the Closing, the volume weighted average price of common stock equals or exceeds $12.50 for any twenty trading days within a period of thirty consecutive trading days and (ii) 72,534 Sponsor Vesting Shares that will only vest if, during the five year period following the Closing, the volume weighted average price of common stock equals or exceeds $15.00 for any twenty trading days within a period of thirty consecutive trading days. Any such shares that remain unvested after the fifth anniversary of the Closing will be forfeited.

(4)

The shares and warrants reflected as beneficially owned prior to the offering were received by Palmetto Advisors II LLC in connection with a liquidating pro rata distribution by the Sponsor. Robert Reid is the manager of Palmetto Advisors II LLC, which is the sole member of Palmetto Advisors II LLC. The address of this entity is 4301 50th Street NW, Suite 300 PMB 1044, Washington D.C., 20016.

Includes (i) 675,s528 Sponsor Vesting Shares that will only vest if, during the five year period following the Closing, the volume weighted average price of common stock equals or exceeds $12.50 for any twenty trading days within a period of thirty consecutive trading days, and (ii) 158,124 Sponsor Vesting Shares that will only vest if, during the five year period following the Closing, the volume weighted average price of common stock equals or exceeds $15.00 for any twenty trading days within a period of thirty consecutive trading days. Any such shares that remain unvested after the fifth anniversary of the Closing will be forfeited.

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